Exhibit (d)(36)

AMENDMENT

DATED JUNE 1, 2008 TO

INVESTMENT SUB-ADVISORY AGREEMENT

for MassMutual Premier International Equity Fund

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and OFI Institutional Asset Management, Inc. (the “Sub-Adviser”) entered into an Investment Sub-Advisory Agreement (the “Agreement”), effective as of March 1, 2007 relating to the MassMutual Premier International Equity Fund (the “Fund”); and

WHEREAS, Section 20 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 6(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

MassMutual agrees to pay the Sub-Adviser and the Sub-Adviser agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee paid quarterly, in arrears, at the annual rate of .50% of the first $250 million of the average daily net assets of the Fund under management by the Sub-Adviser, .475% of the next $250 million of the average daily net assets, .425% of the next $500 million of the average daily net assets, .40% of the next $500 million of the average daily net assets and .375% on any excess over $1.5 billion, determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading. MassMutual shall pay the Sub-Adviser such fee not later than the tenth (10th) business day immediately following the end of each calendar quarter.

3.	The Sub-Adviser will not consult with any other sub-adviser to a fund for which MassMutual serves as investment adviser concerning transactions for the Fund in securities or other assets.

4.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

5.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY		OFI INSTITUTIONAL ASSET MANAGEMENT, INC.

By:	/s/ Eric Wietsma	By:	/s/ Jeffrey P. Lagarce
	Name: Eric Wietsma Title: Corporate Vice President		Name: Jeffrey P. Lagarce Title: President

Accepted and Agreed to by:

MASSMUTUAL PREMIER FUNDS

on behalf of MassMutual Premier International Equity Fund

By:	/s/ Nicholas Palmerino
Name: Nicholas Palmerino Title: CFO and Treasurer

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